4/21/15

SECU ... ISSION

15026637

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

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SEC FILE NUMBER
8- 40598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Broker Dealer Financial Planning Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nancy G. Higham CPA
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC.
1111 WEST WOLFENSBERGER ROAD
CASTLE ROCK,CO 80109
303-688-7581

Date 4/21/15

To S.E.C.

This authorizes you to replace the exception report of Independent Registered Public Accounting Firm under separate email.

Sincerely,

Blaine Stahlman
President

NANCY G. HIGHAM, CPA, PC
3472 RESEARCH PARKWAY, SUITE 104-581
COLORADO SPRINGS, CO 80920
719-495-1717
800-337-4650

Exception Report of Independent Registered Public Accounting Firm
no exceptions to the exemption provisions included in the broker's or dealer's assertion.

We have reviewed management's statements, included in the accompanying PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. *exemption report*], in which (1) PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) 1 and (2) PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. stated that PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. met the identified exemption provisions throughout the most recent fiscal year 2014 without exception. PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. compliance with the exemption provisions. A review is substantially less in scope Staff Guidance June 26, 2014 Chapter 4—Review Engagements Page 70 than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) 1 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nancy G. Higham

Nancy G. Higham, CPA, PC
Colorado Springs, CO 80920
April 20, 2015